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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section
JUN 29 2011
Washington, DC
106

SEC FILE NUMBER
8-68789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/23/10 (MM/DD/YY) AND ENDING 4/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eulav Securities LLC

OFFICIAL USE ONLY
156396
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, 21st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Appel, CEO — 212-907-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/5/11

OATH OR AFFIRMATION

I, Mitchell Appel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eulav Securities LLC, as of April 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

RAYMOND A. JAIPAUL
Notary Public, State of New York
Qualified in Queens County
No. 01JA6208962
My Commission Expires July 13, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
EULAV Securities LLC

We have audited the accompanying statement of financial condition of EULAV Securities LLC (the "Company") as of April 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EULAV Securities LLC as of April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
June 24, 2011

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

April 30, 2011

ASSETS

Cash and cash equivalents	$	2,578,938
12b-1 fees receivable from affiliates		308,185
Prepaid expenses and other assets		28,479
Total assets	$	2,915,602

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	741,260
Due to Parent		43,295
Total liabilities		784,555
Total member's equity		2,131,047
Total liabilities and member's equity	$	2,915,602

See notes to statement of financial condition.

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2011

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES:

EULAV Securities LLC (the "Company"), a wholly owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company formed on December 23, 2010. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds"). On December 23, 2010, EULAV Securities, Inc. merged into the Company and the Company is considered to be the successor to EULAV Securities, Inc. under the rules of the SEC. On the date of the merger, the fair value of the net assets contributed to the Company was $2,431,973. As per the Form 10-Q for the quarterly period ended January 31, 2011 filed by Value Line, Inc., (the former parent of EULAV Securities, Inc.), subsequent to December 23, 2010, it no longer "controls" (unaudited) (as that term is defined in the Investment Company Act of 1940) the Company.

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of their shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from all of the fourteen mutual funds managed by the Parent. The Company and certain of the Value Line Funds have agreed that the Company would waive a portion of the fund's respective Rule 12b-1 fees. The fees received by the Company from the Value Line Funds are net of any contractual fee waivers. The results of the Company's operations may not be indicative of what the results of operations would be if it were a stand-alone entity.

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all cash held at banks and money market mutual funds to be cash and cash equivalents. As of April 30, 2011, cash equivalents consisted of $1,641,437 invested in the Value Line U.S. Government Money Market Fund. The Company maintains cash and balances in a financial institution which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenues:

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plan. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses), that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares. Service and distribution fees are received on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund prospectus.

Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal and state income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in this statement of financial condition any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the member's equity.

Fair value of financial instruments:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair value of financial instruments (continued):

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from independent sources.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company's management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

The following table presents information about the Company's assets measured at fair value as of April 30, 2011:

	Country	Fair Value	Fair Value Hierarchy
Assets:			
Cash Equivalent:			
Money Market	United States	$ 1,641,437	Level 1

NOTE C - RELATED PARTY TRANSACTIONS:

As of April 30, 2011, the Due to Parent of $43,295 includes the cumulative amounts payable for the Parent allocated expenses for salaries and benefits, office facilities and other administrative expenses in accordance with an expense sharing agreement as well as invoices paid by the Parent on behalf of the Company. The Company and the Parent incur trade receivables and payables throughout the year. Interest is not charged on intercompany balances.

The 12b-1 fees, as described in Note B, are received from related parties.

NOTE D - EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN:

The employees of the Company are eligible to be members of the Parent's 401(k) Plan and Profit Sharing Plan. In general, the Company matches 50% of the first 4% of each eligible employees salary for the 401(k) Plan and may at its discretion contribute to the Profit Sharing Plan. For the period from December 23, 2010 (commencement of operations) through April 30, 2011, the Company made no contributions to the Profit Sharing Plan.

NOTE E - NET CAPITAL:

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 or one-fifteenth of aggregate indebtedness, if larger. At April 30, 2011, the Company's net capital, as defined, of $1,761,554 exceeded required net capital by $1,661,554 and the ratio of aggregate indebtedness to net capital was 0.45 to 1.